

December 9, 2013

Via E-mail
Lirong Wang
President
Mullan Agritech, Inc.
Quastisky Building, PO Box 4389, Road Town
Tortola, British Virgin Islands

      Re: Mullan Agritech, Inc.
             Amendment No. 2 to Registration Statement on Form 10-12G
             Filed November 14, 2013
             File No. 000-55007

Dear Mr. Wang:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1. We note your response to comment 2 in our letter dated October 2, 2013. Please augment your disclosure to disclose the fact that you would not provide a target company with a shareholder base, and your obligation to file a Form 8-K in connection with such a transaction that includes Form 10 information regarding the private company.

Report of Independent Registered Public Accounting Firm, page F-12

2. We reviewed your response to prior comment five in our letter dated October 2, 2013 and the revisions to your audit report. The auditor's report does not reference the appropriate period from January 31, 2011 (inception) to the latest fiscal year-end for the statements of operations, changes in stockholders' equity and cash flows. Please ensure that your independent accountant has audited amounts as of December 31, 2012 and 2011, and for the year ended December 31, 2012, the period from January 31, 2011 to December 31, 2011 and the period from January 31, 2011 to December 31, 2012 and if so, makes reference as such in their report.

You may contact, Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director